Filed by Plum Acquisition Corp. I

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Plum Acquisition Corp. I

Commission File No. 001-40218

Employee FAQ

On March 2, 2023, Sakuu Corporation (“Sakuu”) announced its proposed business combination (the “Business Combination”) with Plum Acquisition Corp. I (“Plum”), a special purpose acquisition company (“SPAC”).

The following Q&As are intended to address some of the questions or concerns you may have regarding Sakuu’s transaction with Plum.

There are a number of legal and administrative requirements that we still need to navigate over the next several months to be able to close the SPAC transaction and the transaction agreement is subject to customary closing conditions, but we are hopeful that Sakuu will become a public company during the third quarter of this year.

What is a SPAC?

A SPAC is a special purpose acquisition company that is a relatively new company created for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. A SPAC is generally publicly listed, having gone through an initial public offering (IPO – the process of going public and selling securities in the open market) and already has a ticker on one of the major stock exchanges.

After a SPAC agrees to combine with another business entity (or entities), the proposed transaction and resulting combined company will go through a review process (that is akin to an IPO process) and will eventually become publicly listed under a new ticker symbol.

Why did we choose to do a SPAC now?

By having access to more available capital through the public markets, it’s a decision that we believe will allow us to accelerate our growth plan towards building and selling Kavian™ platform machines, collaborating with other energy storage companies on large-scale Gigafactory projects, and further advancing the licensing of our novel lithium-metal and solid-state battery chemistries.

Why did we choose Plum Partners?

We have carefully looked at many pathways, both in private and public markets, and Plum Partners LLC, Plum’s sponsor (the “Sponsor”), emerged as our top choice to help Sakuu accomplish our big-picture goals of introducing Kavian™ manufacturing and our novel battery chemistries to industries around the world in an expedient, supported, and growth-oriented manner. With their exceptional core leadership team, their extended board and leadership council, and differentiated long-term partner-oriented approach—we believe we are gaining a valued partner.

Reasons we’re partnering with Plum:

1.

Exceptional and Involved Leadership Team: Plum is led by Chairwoman Ursula Burns, former CEO of Xerox and Veon, Kanishka Roy, former Global Head of Tech M&A Origination at Morgan Stanley, and Mike Dinsdale, former CFO of Docusign, DoorDash and Gusto. Plum’s leadership and extended 48-person team have unparalleled experience in C-level functions and have generated greater than $400bn in enterprise value, created and driven more than $130bn in revenue growth. We expect Sakuu will significantly benefit from being able to leverage the team’s collective experience.

2.

For Operators, By Operators: We believe Sakuu will benefit from Plum’s decades of operational experience leading technology companies, direct access to Fortune-500 company partnerships, and Plum’s proprietary Accelerating Through the Bell operational playbook to help us grow in the public markets. This playbook has been created by the likes of the former COO of Microsoft, CEO of Ericsson, CEO of Palo Alto Networks, CFO of Smartsheet and DoorDash and Zendesk, Chief Revenue Officer of Tableau and Gong, Chief Diversity Officer of Google, etc.

3.

Aligned Long-Term Goals: The Plum extended team has founded, led, advised, and invested in companies that have invented entire sectors, scaled to become market leaders, and delivered exceptional returns for investors. Through these experiences, they have developed a deep respect for leaders of rapidly scaling technology companies. They are long-term focused partners who are motivated by a passion for working to maximize the value of their private companies as they transition to the public markets.

Who will be on Sakuu’s executive team and board?

There are currently no changes being announced to Sakuu’s executive team.

In connection with the closing of the Business Combination, Sakuu’s Board of Directors will be expanding with the addition of certain board members selected by Sakuu and Plum as well additional independent board members.

Can I publicly discuss the deal and the Company’s plans?

As a result of the announcement of the transaction, we will be under heightened scrutiny by regulators and confidentiality will be important for all of us to uphold. As a general rule, err on the side of disclosing as little information as possible. Resharing and retweeting (without commentary) communications shared by Sakuu and liking posts shared by Sakuu or about Sakuu that are unrelated to the transaction are permissible. Do not engage in conversations (including comment threads) where you or others are discussing details of the transaction. If asked, it is fine to relay factual information from our press release, but do not share further information about our company’s performance; instead respond with something polite like “I’m really excited and proud of Sakuu, but I don’t know much more about the deal.”

The SEC has established a “quiet period” whereby the Company and any company insider, employee, or analyst is legally restricted in their ability to discuss the proposed Business Combination. This includes communication of any kind – verbal or written (including email, blogs, and social network sites such as Twitter, Facebook, LinkedIn, etc). As detailed in the CEO announcement emailed on March 3, 2023, it is permissible to share, re-post, and like social media content related to the proposed merger announcement. We will advise you when the quiet period is over. The SEC is charged with ensuring a fair and level playing field for public companies and their investors. It has the authority to delay the proposed Business Combination and to pursue civil and criminal prosecution against those who breach the SEC’s rules and regulations. Sakuu may also pursue civil penalties or terminate the employment of any person who violates the established procedures. It is imperative that you respect the quiet period by offering ‘no comment’ to any inquiries, refrain from communicating any mention of our filing or other transaction activities, and direct individuals to questions@sakuu.com if people ask questions of you related to the Business Combination.

What is material non-public information?

Material non-public information refers to corporate news or information that has not yet been made public and which could also have an impact on a company’s share price. This could be, but is not limited to, new technology developments, customer agreements, growth projections, business declines, etc. This type of information could eventually be made publicly available by the company or its representatives. It is illegal trade stocks or other securities when in possession of material non-public information.

What are the rules regarding material non-public information?

We must be careful what we say and don’t say about our company and products. It is illegal to trade stocks or other securities when in possession of material non-public information. Additionally, Sakuu is subject to fines if employees publish this type of information before the company has shared it publicly.

The quick summary... You CAN’T disclose confidential or proprietary information about Sakuu and its products that we haven’t already publicly announced—so financial information, when/if the proposed Business Combination will be consummate, any other merger or acquisition plans, product roadmaps… or any other information that a reasonable person could consider important in making an investment decision.

This restriction extends to conversations with family, friends, clients, and any other external audiences you may interact with. If asked, it is fine to relay factual information from our press release and other public announcements, but do not share further information, such as about our company’s expectations or performance.

A prospect or customer recently asked me what our plan is as a company. Can I let them know we are going public?

You may tell them that we have entered into a business combination agreement with Plum and that Plum intends to file a registration statement on Form S-4 with the SEC. Any further conversation could be in violation of applicable federal securities laws and must be avoided. If they ask any additional questions, direct them to questions@sakuu.com.

If I get a call or meet someone from the media that knows that I work at Sakuu and they ask about the proposed Business Combination, what should I tell them?

You should have no conversations with the media. Please direct them to send an email to press@sakuu.com or contact Philip Drake, Director of Marketing Communications & Brand at Sakuu. The SEC regulations state that discussing the proposed Business Combination with any member of the media (and those outside the organization) may be a breach of federal securities law, which could subject you to termination of employment as well as civil liabilities and penalties including civil and criminal prosecution. Any other response from you could jeopardize yourself and/or Sakuu with the SEC.

May I proactively tell customers, prospects, or other individuals that Plum has filed the S-4 in connection with the proposed Business Combination?

If you have someone you believe you need to tell, please contact Ed Lopez, Chief Legal Officer at Sakuu to discuss.

Since I work at Sakuu, am I considered an ‘Insider’? And does that mean I can be held accountable for insider trading?

An insider is anyone who has a relationship of trust and confidence with the Company. So yes, our employees are insiders. As an employee, you should NEVER share, ‘non-public’ information with anyone outside of Sakuu. A good rule of thumb is to consider anything on Sakuu’s website public.

Why are we going public? Why now?

We have reached a scale in our business that we believe has created significant value. We believe the proposed transaction with Plum will be very attractive to public investors. Going public is a financing milestone that allows us to publicly sell shares in our company and put the proceeds right back into our capital reserves to help fuel our growth. Additionally, the transparency and reporting obligations involved with being a public company can provide customers, prospects, employees and job candidates with a measure of confidence about the type of company thatwe are.

When specifically, will the proposed Business Combination occur?

We currently expect the proposed Business Combination to close in the second half of 2023. However, the completion of the proposed Business Combination is subject to the satisfaction of certain closing conditions that are not within our control and we cannot assure you that the proposed Business Combination will be consummated on this timeline, or at all.

What does this mean for me?

Day-to-day operations will continue as usual at Sakuu. During this process, various team members may be utilized to help the executive team assemble the necessary assets and information to complete the Business Combination. Even on the day that we list our shares on a stock exchange, your day-to-day responsibility is not expected to drastically change. At the close of the transaction, any vested options will automatically become vested options in the publicly traded Sakuu entity and any unvested options will automatically convert to unvested options in the publicly traded Sakuu entity. Upon conversion, your Sakuu options in the publicly traded Sakuu entity will have the same terms and conditions (including vesting schedule) as they have now, except the number of shares and exercise price will be adjusted for all equity holders based on the exchange ratio agreed to in the business combination agreement with Plum.

What about our culture?

Culture is always evolving. But our values will not change. We’ll continue to be all about openness, integrity, trust, excellence, simplicity, ownership, and customer experience. Just because we’re planning to go public doesn’t mean we are planning to overhaul the culture and work environment that we believe has contributed to Sakuu’s success.

What will we report to investors?

We will report much the same way we report now. Currently we report our financials to our board and following the consummation of the proposed Business Combination, we’ll report the same thing publicly.

Can I buy or sell shares of Plum or Sakuu?

No. Until the closing of the Business Combination, we are instituting a policy whereby current employees may not buy or sell shares of Plum or Sakuu. Sakuu is subject to heightened regulatory standards as a result of the announcement of the transaction, including the SEC’s rules on insider trading. Even a minor infraction of the SEC’s rules around insider trading could result in monetary penalties or even jail sentences. As a result, we are prohibiting trading in shares of Sakuu and Plum until the closing of the transaction. Following the closing, we will establish an Insider Trading Policy that will govern when employees and other company insiders can trade in Sakuu’s stock.

Is there a “lock-up” period post-close?

Yes. There will be a lock-up period, i.e., a prohibition on transferring stock, that will apply to all existing Plum stockholders for a period of 180 days following the closing of the transaction, which is expected to occur in the third quarter of this year. The lock-up will also apply to shares resulting from any exercise of vested options.

What if I have a question? Who should I go to?

If you have a question, check with your manager first. If they don’t have the answer, they can get more details from our investor relations, legal or public relations teams.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, Plum Acquisition Corp. I (“Plum”) intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which will include a document that serves as a prospectus and proxy statement of Plum, referred to as a proxy statement/prospectus, and certain related documents, to be used at the meeting of Plum’s stockholders to approve the proposed business combination and related matters. The Registration Statement will be sent to the stockholders of Plum. Plum and Sakuu Corporation (“Sakuu”) also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Plum are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Plum and Sakuu through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

Plum and Sakuu and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Plum’s stockholders in connection with the proposed transaction. Information about Plum’s directors and executive officers and their ownership of Plum’s securities is set forth in Plum’s filings with the SEC. To the extent that holdings of Plum’s securities have changed since the amounts printed in Plum’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Sakuu and Plum. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding Sakuu’s expected technology and product offerings, Sakuu’s ability to produce its modules and printing platforms at a commercial level or obtain licensing agreements for its battery technology, the availability of equity or debt financing on acceptable terms, if at all, and the capitalization of Sakuu after giving effect to the proposed business combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Sakuu’s and Plum’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and are subject to risks and uncertainties that may cause Sakuu’s and Plum’s activities or results to differ significantly from those expressed in any forward-looking statement, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Sakuu or the expected benefits of the proposed business combination; failure to obtain the approval of the equity holders of Sakuu or Plum; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Sakuu’s business and the timing of expected business milestones; the effects of competition on Sakuu’s business; supply shortages in the materials necessary for the production of Sakuu’s modules and printing platforms; the inability of Sakuu to obtain licensing agreements for its technology; the amount of redemption requests made by Plum’s public equity holders. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. There may be additional risks that neither Sakuu or Plum presently know or that Sakuu and Plum currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Plum’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by Plum from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Sakuu and Plum assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Sakuu nor Plum gives any assurance that either Sakuu or Plum will achieve its expectations.